Phone:	(212) 885-5360
Fax:	(917) 332-3722
Email:	hahmed@blankrome.com

October 18, 2013

Dominic Minore
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Total Return Fund, Inc. (the “Fund”)
SEC File Numbers: 333-191119 and 811-02363

Dear Mr. Minore:

On behalf of the Fund, this letter is in response to the comment letter dated October 11, 2013 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Fund’s registration statement on Form N-2 filed under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) filed on September 12, 2013 (the “Registration Statement”).  Transmitted herewith is a copy of the Pre-Effective Amendment #1 to the Registration Statement, including exhibits, for filing under the 1933 Act and the 1940 Act.

We have set forth below, in boldface type, the text of each comment, followed by the Fund’s responses.

Registration Statement Cover Page

1.         Comment:  The filing incorrectly refers to file number 333-184454, and as being pre-effective amendment number 1 thereto. This filing constitutes a new registration statement and not a pre-effective amendment; accordingly, it was assigned a new Securities Act of 1933 file number of 333-191119. In any pre-effective amendment to this registration statement, please use the correct Securities Act file number of 333-191119. Also, because this is a new registration statement under the Securities Act and not a post-effective amendment, the Securities Act Post-Effective Amendment box should be left blank, and no reference made to acceleration under Section 8(c) of the Securities Act.

Response:  The Fund acknowledges the Staff’s comment and has made the appropriate revisions.

Dominic Minore
October 18, 2013

Calculation of Registration Fee Under the Securities Act of 1933

2.         Comment:  We note from the first paragraph of the prospectus front cover page that the Fund may also, in its discretion, issue additional Shares in an amount up to 100% of shares available in the Basic Subscription Rights offering to honor additional subscription requests (the “Over-Allotment Shares”). Clarify, by footnote to the Calculation of Registration Fee table, that the Over-Allotment Shares are also being registered.

Response:  The Fund acknowledges the Staff’s comment and has added the following footnote to the “Calculation of Registration Fee” table:

(3)	Over-Allotment Shares are also being registered.

Prospectus

Pricing Table

3.         Comment:  Provide footnote disclosure that identifies the estimated total and per share dollar amount of all fees and expenses of the Offering that the Fund’s Stockholders will bear directly or indirectly. In this regard, also provide footnote disclosure of the estimated per share and total dollar amount of proceeds to the Fund after deduction of such fees and expenses.

Response:  The Fund acknowledges the Staff’s comment and has added the following footnote to the “Pricing Table”:

(3)
Fees and expenses incurred by the Fund in connection with the Offering are estimated to be approximately $89,903. Proceeds to the Fund, after deduction of such fees and expenses incurred by the Fund in connection with the Offering, are estimated to be approximately $20,690,637.

The Offering

4.           Comment:  Disclose whether the use of proceeds from the Fund’s prior rights Offerings have been, and the use of proceeds from the current and any future rights Offerings, may be used to maintain the Fund’s Distribution Policy by providing funding for future distributions, which may constitute a return of its Stockholders’ capital.

Dominic Minore
October 18, 2013

Response:  The Fund acknowledges the Staff’s comment and has added the following language to “The Offering” section:

The proceeds from the 2012 Offering, the 2011 Offering, and the 2010 Offering (collectively, the “Prior Rights Offerings”) may have been, and the proceeds from the current Offering and any future rights offerings, may be used to maintain the Fund’s Distribution Policy (as defined below) by providing funding for future distributions, which may constitute a return of its Stockholders’ capital.

Purpose of The Offering

5.         Comment:  In the first sentence, clarify whether the Board of Directors has determined that the Offering is in the best interests of the Fund and its Stockholders. Assuming that the Board made such a determination, also disclose whether, in making its determination that the Offering is in the best interests of the Fund and its Stockholders, the Board considered the Fund’s 2012, 2011 and 2010 Offerings.

Response:  The Fund acknowledges the Staff’s comment and has revised the language in the first sentence of the “Purpose of the Offering” section to read as follows:

At its meeting held on September 11, 2013, the Board of Directors considered, in addition to other factors, the success of the Prior Rights Offerings, and determined that the current Offering was in the best interests of the Fund and its Stockholders to increase the assets of the Fund.

6.         Comment:  Expand the third bullet to clarify that over the past several years, all or substantially all of the distributions that the Fund made to its Stockholders consisted of a return of its Stockholders’ capital, and not of income or gains generated by the Fund’s investment portfolio. Also clarify that all or substantially all of the return of capital to the Fund’s Stockholders directly or indirectly consisted of the capital raised through the several rights offerings made by the Fund to its Stockholders.

Response:  The Fund acknowledges the Staff’s comment and has revised the language in the third bullet and has added an additional bullet in the “Purpose of the Offering” section, each which read as follows:

Dominic Minore
October 18, 2013

•	The Fund’s assets, including those resulting from the Prior Rights Offerings, have been used to maintain the Fund’s managed distribution policy (the “Distribution Policy”).

•
Increasing the Fund’s assets will provide the Fund additional flexibility in maintaining the Fund’s Distribution Policy (see discussion below). This policy permits Stockholders to receive a predictable level of cash flow and some liquidity periodically with respect to their Shares without having to sell Shares. Stockholders should be aware that substantially all of the distributions that the Fund made to its Stockholders for years 2008-2011 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio, and a majority of the distributions that the Fund made to its Stockholders in 2012 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio.

7.         Comment:  Provide bullet disclosure indicating that increasing the Fund’s assets benefits the Fund’s adviser because the management fee that it is paid increases in proportion to an increase in the Fund’s net assets.

Response:  The Fund acknowledges the Staff’s comment and has added the following language as an additional bullet in the “Purpose of the Offering” section:

Increasing the Fund’s assets results in a benefit to the Fund’s Investment Adviser because the Management fee that is paid to the Investment Adviser increases as the Fund’s net assets increase.

8.         Comment:  Disclose that all of the costs of the Offering will be borne by the Fund’s Stockholders whether or not they exercise their Rights.

Response:  The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in the last bullet of the “Purpose of the Offering” section:

The Offering is expected to be anti-dilutive to all Stockholders, including those electing not to participate notwithstanding, the fact that all the costs of the Offering will be borne by the Stockholders whether or not they exercise their Rights, because the estimated expenses incurred for the Offering will be more than offset by the increase in the net assets of the Fund such that non-participating Stockholders will receive an increase in their net asset value, so long as the number of Shares issued to participating Stockholders is not materially less than a full exercise of the Basic Subscription amount.

Dominic Minore
October 18, 2013

Managed Distribution Risk

9.         Comment: The disclosure states that distributions constituting a return of capital to Stockholders may lower the tax basis in their Shares. Expand the disclosure to briefly highlight the potential tax consequences resulting from the lowering of the tax basis in a Stockholder’s Shares.

Response:  The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in the “Managed Distribution Risk” section:

Under the Fund’s managed distribution policy (the “Distribution Policy”), the Fund makes monthly distributions to Stockholders at a rate that may include periodic distributions of its net income and net capital gains (“Net Earnings”), or from return-of-capital. For any fiscal year where total cash distributions exceeded Net Earnings (the “Excess”), the Excess would decrease the Fund’s total assets and, as a result, would have the likely effect of increasing the Fund’s expense ratio. There is a risk that the total Net Earnings from the Fund’s portfolio would not be great enough to offset the amount of cash distributions paid to Stockholders. If this were to be the case, the Fund’s assets would be depleted, and there is no guarantee that the Fund would be able to replace the assets. In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio, including securities purchased with the proceeds of the Offering, at a time when independent investment judgment might not dictate such action. Furthermore, such assets used to make distributions will not be available for investment pursuant to the Fund’s investment objective. In fact, during most of the past ten years, the Fund’s distributions have exceeded its Net Earnings. The Fund may use the proceeds of this Offering to maintain the Distribution Policy by providing funding for future distributions, which may constitute a return of capital to Stockholders and lower the tax basis in their Shares which, for the taxable Stockholders, will defer any potential gains until the Shares are sold. A return of capital is non-taxable to the extent of the Stockholder’s basis in the shares. The Stockholders would reduce their basis in the Shares by the amount of the distribution. Any return of capital will be separately identified when Stockholders receive their tax statements. Any return of capital that exceeds cost basis may be treated as capital gain. Stockholders are advised to consult with their own tax advisers with respect to the tax consequences of their investment in the Fund. Furthermore, the Fund may need to raise additional capital in order to maintain the Distribution Policy.

Dominic Minore
October 18, 2013

Managed Distribution Policy

10.       In the first paragraph state that over the past several years, all or substantially of the distributions made pursuant to the Fund’s Distribution Policy consisted of a return of its Stockholders’ capital, and not of income or gains generated by the Fund’s investment portfolio. Also include a cross-reference to the tabular presentation on page 34 which identifies the constituent components of the Fund’s distributions under its Managed Distribution Policy for the years 2008-2012.

Response:  The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in the “Managed Distribution Policy” section:

Effective June 25, 2002, the Fund initiated a fixed, monthly distribution to Stockholders (the “Distribution Policy”). On November 29, 2006, the Distribution Policy was updated to provide for the annual resetting of the monthly distribution amount per share based on the Fund’s net asset value on the last business day in October. The terms of the Distribution Policy will be reviewed and approved at least annually by the Fund’s Board of Directors and can be modified at the Board’s discretion. To the extent that these distributions exceed the current earnings of the Fund, the balance will be generated from sales of portfolio securities held by the Fund, and will be distributed as either short-term or long-term capital gains or a tax-free return-of-capital. To the extent these distributions are not represented by net investment income and capital gains, they will not represent yield or investment return on the Fund’s investment portfolio. As shown on page 34 in the table which identifies the constituent components of the Fund’s distributions under its Managed Distribution Policy for years 2008-2012, substantially all of the distributions that the Fund made to its Stockholders for years 2008-2011 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio, and a majority of the distributions that the Fund made to its Stockholders in 2012 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio. Although return of capital distributions may not be taxable, such distributions may reduce a Stockholder’s cost basis in his or her Shares, and therefore may result in an increase in the amount of any taxable gain on a subsequent disposition of such Shares, even if such Shares are sold at a loss to the Stockholder’s original investment amount. The Fund plans to maintain the Distribution Policy even if a return-of-capital distribution would exceed an investor’s tax basis and therefore be a taxable distribution.

Dominic Minore
October 18, 2013

Risk Factors

11.       Comment: Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response:  The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in the first paragraph of the “Risk Factors” section:

An investment in the Fund’s Shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. You should consider carefully the following principal risks before investing in the Fund. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund. This section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in an investment company with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s.

Managed Distribution Policy Risk

12.       Comment: In the first sentence of the second paragraph, it appears that the word “performance” should be replaced with the word “components.”

Response: The Fund acknowledges the Staff’s comment and has updated the first sentence of the second paragraph of the “Managed Distribution Policy Risk” section to reflect this change.

Dominic Minore
October 18, 2013

13.       Comment: In the second paragraph, clarify whether the average annual percentage numbers, included under both “Average Annual Return” columns in the table on page 27, include the return of Stockholders’ capital invested in the Fund.

Response:  The Fund acknowledges the Staff’s comment and has added the following sentence in the second paragraph of the “Managed Distribution Policy Risk” section:

The average annual returns indicated below include the return of Stockholders’ capital invested in the Fund.

14.       Comment: In the last sentence of the second paragraph, briefly explain why the Fund’s managed distribution rates do not correlate to the Fund’s total return based on NAV.

Response: The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in the last sentence of the second paragraph of the “Managed Distribution Policy Risk” section:

The Fund’s managed distribution rates do not correlate to the Fund’s total return based on NAV because the Fund’s Distribution Policy maintains a stable, high rate of distribution to its Stockholders, and such distributions are not tied to the Fund’s investment income or capital gains and do not represent yield or investment return on the Fund’s portfolio.

What are the risks of the MDP?

15.       Comment: Expand the penultimate paragraph of this section to state that when the Fund issues the “written disclosure provided pursuant to Section 19(a) and Rule 19a-1,” the Fund refers to it as a “RULE 19a-1 NOTICE ACCOMPANYING DIVIDEND PAYMENT.” Also clarify that, in the notice that the Fund issues, return of capital distributions are referred to by the Fund as “Paid-in capital” and are presented in the notice under the “Source of Payment” heading.

Response: The Fund acknowledges the Staff’s comment and has added the following sentence in the penultimate paragraph of the “What are the risks of the MDP” section:

When the Fund issues a written disclosure pursuant to Section 19(a) and Rule 19a-1, the Fund will refer to such a notice as a “Rule 19a-1 Notice Accompanying Dividend Payment”. In addition, the Fund will refer to the return of capital distributions as “Paid-in-capital” which will be presented under the “Source of payment” heading in such notice.

Dominic Minore
October 18, 2013

Dividend Reinvestment Plan

16.       Comment: In the first paragraph on page 36, clarify that the automatic reinvestment of Distribution will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions during the applicable tax year in which the Distribution was automatically reinvested.

Response: The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in this paragraph of the “Dividend Reinvestment Plan” section:

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions during the applicable tax year in which the Distributions were automatically reinvested.

17.       Comment: Disclose that the reinvested Distributions increase the Fund’s net assets on which a management fee is payable to the Fund’s adviser.

Response: The Fund acknowledges the Staff’s comment and has added the following paragraph in the “Dividend Reinvestment Plan” section:

Reinvestment of Distributions increases the Fund’s net assets which results in a benefit to the Fund’s Investment Adviser because the Management fee paid to the Investment Adviser increases as the Fund’s net assets increase.

Trading and Net Asset Value Information

18.       Comment: In your response letter, please confirm that the values included in the tabular presentation on page 41 were calculated in accordance with the requirements of Instructions 4. & 5. to Item 8.5.b. of Form N-2.

Response: The Fund acknowledges the Staff’s comment and confirms that the values included in the tabular presentation on page 41 were calculated in accordance with the requirements of Instructions 4. & 5. to Item 8.5.b. of Form N-2.

Dominic Minore
October 18, 2013

Part C. Other Information

Exhibit 2(l) Opinion and Consent of Counsel

19.       Comment: The first and second sentences of the third paragraph should make clear that counsel has nonetheless reviewed all such documents as counsel deemed relevant in order to render the opinions expressed therein.

Response: The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in the first sentence of the third paragraph:

For purposes of this opinion, we have not reviewed any documents other than those documents listed in paragraphs (a) through (c) above, which are the documents that we have deemed relevant in order to render the opinions expressed herein.

20.       Comment: In the last sentence of the third paragraph, the word “factual” should be inserted between the words “additional” and “matters,” so as to limit the permissible scope of the assumptions contained therein.

Response: The Fund acknowledges the Staff’s comment and has made the appropriate revision.

Signatures

21.       Comment: Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the Fund’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response: The Fund acknowledges the Staff’s comment and “Frank Maresca” has signed the Registration Statement as “Principal Accounting Officer” of the Fund.

Closing

22.       Comment: If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Dominic Minore
October 18, 2013

Response: The Fund acknowledges the Staff’s comment and it does not intend to omit any information from the prospectus included in the registration statement at the time of effectiveness in reliance on Rule 430A of Regulation C under the Securities Act.

23.       Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment.

24.       Comment: Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Fund acknowledges the Staff’s comment.

25.       Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the Staff’s comment.

26.       Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund acknowledges the Staff’s comment and it does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

27.       Comment: You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Dominic Minore
October 18, 2013

Response: The Fund acknowledges the Staff’s comment.

28.       Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Fund acknowledges the Staff’s comment.

29.       Comment:  In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Fund acknowledges the Staff’s comment and will provide a letter to such effect at the time it requests acceleration of the Registration Statement’s effective date should acceleration be requested.

Should you have any questions or comments regarding the above, please contact me at (212) 885-5360.

Sincerely
/s/ F. Humera Ahmed
F. Humera Ahmed